UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
OPKO Health, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
301610101

(CUSIP Number)
Kate Inman
4400 Biscayne Blvd.
Suite 1180
Miami, FL 33137
(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2009

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS The Frost Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

20,286,704 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,286,704 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Includes vested warrants to purchase 4,796,158 Shares of Common Stock.

Page 2 of 8 Pages

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		102,272,935 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		102,272,935 shares*

WITH	10	SHARED DISPOSITIVE POWER

20,286,704 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,559,639 shares***

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Includes vested warrants to purchase 10,201,093 Shares of Common Stock . Does not include vested options to acquire 250,000 Shares of Common Stock held individually by Dr. Frost.
** Includes vested warrants to purchase 4,796,158 Shares of Common Stock.
*** Includes vested warrants to purchase 14,997,251 Shares of Common Stock. Does not include vested options to acquire 250,000 Shares of Common Stock held individually by Dr. Frost.

Page 3 of 8 Pages

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		102,522,935 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		102,522,935 shares*

WITH	10	SHARED DISPOSITIVE POWER

20,286,704 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,809,639 shares***

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes vested warrants to purchase 10,201,093 Shares of Common Stock and vested options to acquire 250,000 shares of Common Stock.
** Includes vested warrants to purchase 4,796,158 Shares of Common Stock.
*** Includes vested warrants to purchase 14,997,251 Shares of Common Stock and vested options to acquire 250,000 shares of Common Stock.

Page 4 of 8 Pages

CUSIP No.	301610101
     This Amendment No. 5 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment 4 to Schedule 13D filed on August 21, 2008 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration
     Item 3 is amended by adding the following paragraph to the end of the item:
     Gamma Trust acquired or will acquire 21,769,490 Shares of Common Stock, for investment purposes in a series of transactions from August 9, 2008 to February 24, 2009, at prices ranging from $0.93 to $1.65 per share, including without limitation, (i) 20,000,000 Shares of Common Stock to be acquired in a private placement from the Issuer; and (ii) 958,390 Shares of Common Stock in a private transaction with Dale R. and Gertrude B. Pfost (“Pfost”). The source of funds used in all transactions from August 9, 2008 to February 24, 2009 consists of working capital of Gamma Trust.

Item 4.	Purpose of Transaction
     Item 4 is amended by adding the following paragraphs to the end of the item:
     Gamma Trust acquired or will acquire 21,769,490 Shares of Common Stock, for investment purposes in a series of transactions from August 9, 2008 to February 24, 2009.
     The 21,769,490 shares acquired or to be acquired by Gamma Trust include a private placement transaction (the “Private Transaction”) on February 23, 2009 pursuant to which Gamma Trust agreed to acquire 20,000,000 shares (the “Shares”) of Common Stock pursuant to a stock purchase agreement (“Fourth Stock Purchase Agreement”) from the Issuer for an aggregate purchase price of $20,000,000, or $1.00 per share. The Private Transaction is scheduled to close approximately twenty days following the date the Issuer mails to stockholders an Information Statement relating to the approval of the Private Transaction; provided however, that the issuance of the Shares is subject to expiration or termination of any waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Rules of the Federal Trade Commission relating to the HSR Act. The Shares to be issued in connection with the Private Transaction will be offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) for “transactions by an issuer not involving a public offering” and 506 of Regulation D of the Securities Act.
     The Fourth Stock Purchase Agreement includes a lock-up provision in which Gamma Trust agrees not to dispose of or enter into a derivative swap arrangement involving the Shares of Common Stock underlying the agreement until two years following the issuance of the Shares without the prior written consent of the Issuer.

Page 5 of 8 Pages

CUSIP No.	301610101
     The 21,769,490 shares acquired or to be acquired by Gamma Trust also include 958,390 shares of Common Stock acquired from Pfost, pursuant to a stock purchase agreement, dated February 6, 2009 (the “Pfost Second Securities Purchase Agreement”), for an aggregate purchase price of $958,390. Pursuant to the Pfost Second Securities Purchase Agreement, Gamma Trust acquired the 958,390 shares of Common Stock for $1.00 per share. This transaction closed and the shares were acquired on February 6, 2009.
     In the last 60 days, Gamma Trust has also acquired 54,000 Shares of Common Stock on the open market at prices ranging from $0.93 to $1.27 per share. In addition, Gamma Trust also acquired 757,100 on the open market at prices ranging from $1.05 to $1.65 from August 9, 2008 to December 26, 2008.
     Other members of Frost Group have engaged in transaction in the Issuer’s stock in their individual capacity from time to time. Such transactions are disclosed publicly pursuant to Section 16 of the Securities Exchange Act, and are not included in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     Item 5 is deleted in its entirety and replaced with the following text:
     Frost Group beneficially owns 20,286,704 Shares of Common Stock. The 20,286,704 Shares include vested warrants to purchase 4,796,158 Shares of Common Stock. The 20,286,704 Shares of Common Stock beneficially owned by Frost Group constitute 9.0% of the Issuer’s outstanding Shares of Common Stock, based upon 219,582,002 Shares of Common Stock outstanding (which represents 199,582,002 Shares of Common Stock outstanding as of February 10, 2009 plus the 20,000,000 Shares of Common Stock to be issued in the Private Transaction) and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such Shares with Gamma Trust and Dr. Frost.
     Gamma Trust beneficially owns 102,272,935 Shares of Common Stock. The 102,272,935 Shares include vested warrants to purchase 10,201,093 Shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 Shares of Common Stock beneficially owned by Frost Group. The 122,559,639 Shares of Common Stock beneficially owned by Gamma Trust constitute 52.2% of the Issuer’s outstanding Shares of Common Stock, based upon 219,582,002 Shares of Common Stock outstanding (which represents 199,582,002 Shares of Common Stock outstanding as of February 10, 2009 plus the 20,000,000 Shares of Common Stock to be issued in the Private Transaction) and calculated in accordance with Rule 13d-3.
     In addition, Dr. Frost has 250,000 options to purchase the Company’s Common Stock, which are exercisable within 60 days of February 10, 2009. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 Shares of Common Stock beneficially owned by Frost Group and the 102,272,935 Shares of Common Stock beneficially owned by Gamma Trust. The 122,809,639 Shares of Common Stock beneficially owned by Dr. Frost constitute 52.3% of the Issuer’s outstanding Shares of Common Stock, based upon 219,582,002 Shares of Common Stock outstanding (which represents 199,582,002 Shares of Common Stock outstanding as of February 10, 2009 plus the 20,000,000 Shares of Common Stock to be issued in the Private Transaction) and calculated in accordance with Rule 13d-3.

Page 6 of 8 Pages

CUSIP No.	301610101
     For information regarding transactions effected in the last 60 days, see Item 4 above.
     Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is deleted in its entirety and replaced with the following text:
     See Item 4 regarding Stock Purchase Agreement, Voting Agreement, Second Stock Purchase Agreement, Psilos Securities Purchase Agreement, Pfost Securities Purchase Agreement, Third Stock Purchase Agreement, U Penn Agreement, V-Sciences Agreement, CRG Agreement, Fourth Stock Purchase Agreement, and Pfost Second Securities Purchase Agreement.
     Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.	Material to be Filed as Exhibits
     Item 7 is amended by adding the following paragraphs to the end of the item:
     Exhibit 8 Stock Purchase Agreement, dated as of February 6, 2009, by and between the parties named therein.
     Exhibit 9 Stock Purchase Agreement, dated as of February 23, 2009, by and between the Company and the Investors named therein.

Page 7 of 8 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2009	The Frost Group, LLC
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

February 26, 2009	Frost Gamma Investments Trust
	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

February 26, 2009	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.,
Individually

Page 8 of 8 Pages